

February 28, 2023

Deana McPherson
Executive Vice President and Chief Financial Officer
Smith & Wesson Brands, Inc.
2100 Roosevelt Avenue
Springfield, MA 01104

> **Re: Smith & Wesson Brands, Inc.**
> **Form 10-K for the Fiscal Year Ended April 30, 2022**
> **Form 10-Q for the quarterly period ended October 31, 2022**
> **File No. 001-31552**

Dear Deana McPherson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended April 30, 2022

Management's Discussion and Anlaysis of Financial Condition and Results of Operations
Results of Operations, page 38

1. Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each change contributed to the overall change in that line item. In addition, when you discuss sales fluctuations, specifically describe the extent to which changes are attributable to changes in prices or to changes in the volume or amount of goods or services being sold or to the introduction of new products or services. As an example, we note that the 25.2% decrease in your long gun sales from fiscal years 2021 to 2022 was caused by lower shipments of your M&P modern sporting rifles and hunting rifles partially offset by increased shipments of newly introduced products, combined with two price increases. See Item 303(b)(2) of Regulation S-K and SEC Release No. 33-8350.

Critical Accounting Policies, page 44

2. In future filings, please enhance your disclosure to provide qualitative and quantitative information necessary to understand the estimation uncertainty and the impact your critical accounting estimates have had or are reasonably likely to have on your financial condition and results of operations. In addition, discuss how much each estimate and/or assumption has changed over a relevant period and the sensitivity of reported amounts to the underlying methods, assumptions and estimates used. The disclosures should supplement, not duplicate, the description of accounting policies or other disclosures in the notes to the financial statements. Refer to Item 303(b)(3) of Regulation S-K and SEC Release No. 33-8350.

Form 10-Q for the quarterly period ended October 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 19

3. We note your disclosures on pages 20 and 21 that the decline in your gross margins for the three and six-months ended October 31, 2022 was due in part to inflation in both material costs and labor. In future filings, please expand your disclosures to identify the principal factors contributing to your inflationary pressures and the actions planned or taken, if any, to mitigate the inflationary pressures and to quantify the resulting impact on your results of operations and financial condition.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Charles Eastman at 202-551-3794 or Andrew Blume at 202-551-3254 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing